10653 South River Front Parkway

Suite 300

South Jordan, UT 84095

April 3, 2009

BY TELECOPIER AND ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0510

Attention:	Pamela Long, Assistant Director
Dietrich King, Attorney

RE:	Headwaters Incorporated Amendment No. 2 to Registration Statement on Form S-3 Filed March 4, 2009 File No. 333-156794 Withdrawal of Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Headwaters Incorporated (the “Registrant”) hereby withdraws its request for acceleration of the effective date of the above-captioned registration statement on Form S-3 (the “Registration Statement”) previously submitted on April 1, 2009. The Registrant intends to resubmit its request for acceleration of the Registration Statement at a later time.

Very truly yours,

HEADWATERS INCORPORATED

By:	/s/ D. Kerry Stubbs
D. Kerry Stubbs Vice President of Financial Reporting

cc:	Harlan M. Hatfield, Senior Vice President and General Counsel

Linda C. Williams, Esq., Pillsbury Winthrop Shaw Pittman LLP